eBay Inc. 2065 Hamilton Avenue San Jose, CA 95125

June 4, 2015

VIA HAND DELIVERY AND EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	eBay Inc.
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 6, 2015 File No. 000-24821

Dear Ms. Ransom:

We are delivering this letter at the request of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) to provide additional detail regarding certain matters discussed during the telephone conversation held on June 2, 2015 between the Staff and representatives of eBay Inc. (the “Company”).

At the meeting, the Staff and representatives of eBay discussed comment 16 of your letter dated May 7, 2015 (the “Letter”) setting forth comments of the Staff on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (the “Form 10-Q”), and the Company’s response dated May 14, 2015 (the “May 14 Response”). Terms not otherwise defined in this letter shall have the meanings set forth in the Form 10-K.

As requested by the Staff, we have expanded on the May 14 Response to provide additional detail on the specific activities that were performed under the identified control (i.e., that an analysis is performed quarterly to support the booking or release of valuation allowances). The May 14 Response indicated that (1) appropriate eBay personnel gather and analyze information to determine whether a valuation allowance is required to be established or released, (2) analysis is performed, including the review of calculations and the preparation of supporting documentation, for valuation allowance positions and (3) this documentation is supplemented by advice and information provided by external tax advisors. The following are the detailed control activities that supported those statements in the May 14 Response:

a)	Tax identifies business events and transactions that may require the booking or release of valuation allowances via regular meetings with other key functions in eBay.

b)	Tax confirms that eBay FP&A forecasted profitability by entity is consistent with eBay’s business plan (relevant for assessing recoverability of NOLs);

c)	Tax assesses relevant information (changes in facts and circumstances, NOLs, capital losses, forecasts, etc.) to determine if a valuation allowance is required to be established or released. Tax evaluates all relevant information and evidences review, inclusive of comments, on the tax provision checklist;

d)	Tax evaluates and reviews the position on foreign loss entities (FIN18 entities) (relevant for assessing recoverability of NOLs). Tax evidences review, inclusive of comments, on the tax provision checklist;

e)	Tax ensures completeness of tax planning strategies in the current period with information identified via cross-functional meetings in step a);

f)	If booking or release of a valuation allowance is expected, tax assesses the complexity of the transaction and confirms the balance sheet accounts impacted;

g)	Tax assesses the need for external tax advisors and consults, as necessary, with external tax advisors to evaluate the relevant transaction;

h)	Tax gathers and assesses relevant tax/tax accounting literature, assisted by external advisors (if applicable);

i)	Tax assesses the timing and measurement considerations of the booking/release by applying the relevant tax/tax accounting literature, assisted by external advisors (if applicable);

j)	Tax performs initial calculations, assisted by external advisors (if applicable);

k)	Tax prepares the appropriate journal entries, assisted by external advisors (if applicable);

l)	Tax/Tax accounting management review calculations and other documentation supporting the valuation allowance positions taken by eBay.

As part of evaluating the appropriateness of the release of the particular valuation allowance driving the identified deficiency, the Company’s analysis and determinations with respect to a supportable release of the valuation allowance were—as indicated in the May 14 Response—performed and appropriately executed consistent with the guidance in ASC 740. In particular, the Company completed the activities set forth in a, c, e, f and h, above. (We note that the activities set forth in b and d above were not relevant to this intercompany transaction as they relate to NOLs and not to a transaction designed to utilize capital loss carryovers.) The Company also considered the uniqueness and complexity of the transaction and, in accordance with the activity set forth in g above, determined it warranted the assistance of an external tax advisor. The May 14 Response explained that the Company spent a significant amount of time together with its external advisor assessing the intercompany transaction and the relevant tax/tax accounting implications. This included identifying the need to apply the intra period tax allocation rules in the context of the common understanding of the accounting treatment for intercompany transactions, as required in the activity set forth in i above. In this case, the Company’s application of the intra period tax allocation rules that are designed to assign valuation allowance releases to either continuing operations or other comprehensive income (“OCI”) was erroneous. The allocation is accomplished in three steps:

Step 1 –	Compute total tax expense or benefit (including all components, including continuing operations, OCI, etc.)

Step 2 –	Compute tax attributable to continuing operations only

Step 3 –	Allocate the remaining portion of tax expense or benefit to the other components (i.e., OCI)

The Company also considered the series of specific exceptions in the intra period allocation provisions of ASC 740 which directly allocate certain transactions to a specific category of income. As a result, the Company’s initial calculations and journal entries (which are prepared pursuant to the activities set forth in j and k, above, respectively) reflected an allocation of $105 million valuation allowance release to OCI in error. As indicated in the May 14 Response, this error occurred even after the Company had appropriately determined the timing and measurement of the valuation allowance release and had appropriately identified the relevant tax/tax accounting literature. We believe that this occurred because the underlying transaction was an intercompany transaction with no continuing operations impact in the consolidated financial statements and the initial tax accounting result appeared to be intuitively correct. Consequently, the Company did not subject the initial conclusion on the application of the intra period tax allocation rules to rigorous technical tax accounting documentation, where we believe the Company would have identified the misapplication.

As indicated in the May 14 Response, the design of the control focused on the appropriateness of the establishment or release of valuation allowances based upon the guidance in ASC 740. We believe that the Company’s control operated effectively in that respect and that the Company had proper review in place for the control. However, the control was not designed to extend to the documentation of the technical tax accounting analysis with respect to the interaction of intra period tax allocation rules in the context of an intercompany transaction if a conclusion is reached to record or release a valuation allowance. It is our view that had the design of the control included the completion of the full tax accounting analysis of the intra period tax allocation rules, the initial recording of the valuation allowance release would have reflected the appropriate allocation. Therefore, as indicated in the May 14 Response, the Company amended the valuation allowance control to reflect the following control activities:

a)	Tax identifies business events and transactions that may require the booking or release of valuation allowances via regular meetings with other key functions in eBay.

b)	Tax confirms that eBay FP&A forecasted profitability by entity is consistent with eBay’s business plan (relevant for assessing recoverability of NOLs);

c)	Tax assesses relevant information (changes in facts and circumstances, NOLs, capital losses, forecasts, etc.) to determine if a valuation allowance is required to be established or released. Tax evaluates all relevant information and evidences review, inclusive of comments, on the tax provision checklist;

d)	Tax evaluates and reviews the position on foreign loss entities (FIN18 entities) (Also relevant for assessing recoverability of NOLs). Tax evidences review, inclusive of comments, on the tax provision checklist;

e)	Tax ensures completeness of tax planning strategies in the current period with information identified via cross-functional meetings in step a);

f)	If booking or release of a valuation allowance is expected, tax assesses the complexity of the transaction and confirms the balance sheet accounts impacted;

g)	Tax assesses the need for external tax advisors and consults, as necessary, with external tax advisors to evaluate the relevant transaction;

h)	Tax gathers and assesses relevant tax/tax accounting literature, assisted by external advisors (if applicable);

i)	Tax assesses the timing and measurement considerations of the booking/release by applying the relevant tax and tax accounting literature, assisted by external advisors (if applicable);

j)	Tax performs initial calculations, assisted by external advisors (if applicable);

k)	Tax prepares the appropriate journal entries, assisted by external advisors (if applicable);

l)	Document technical support for application of tax/tax accounting literature, assisted by external advisors (if applicable), including intra period tax allocation rules;

m)	Tax/Tax accounting management review calculations and other documentation supporting the valuation allowance positions taken by eBay.

As stated in the May 14 Response, this approach to formally document detailed technical accounting analyses reflects how the Company has designed other controls within eBay with respect to non-routine transactions or unique circumstances involving highly complex, technical or judgmental accounting matters.

Also as indicated in the May 14 Response, the Company concluded that the 17 COSO principles were present and functioning as of December 31, 2014. This control deficiency impacts the Control Activities component of the COSO framework specifically focusing on principle 10 – Selects and Develops Control Activities. We have analyzed this control deficiency as described above and do not believe this control deficiency is pervasive.

We believe the Company’s risk assessment processes continue to be effective and drive the appropriate selection and implementation of controls necessary to respond to the risks of material misstatement in our financial statements. In the income tax area, specifically, the Company continually contemplates available tax planning strategies. During the evaluation of the viability of the intercompany transaction, designed to utilize capital loss carryovers before expiration, the Company recognized the uniqueness and complexity of the transaction. Once the strategy was concluded to be viable, the Company engaged external tax advisors to assist with the transaction, consistent with principle 9 – Identifies and Analyzes Significant Change.

As we described in the May 14 Response, we believe the root cause of the deficiency was the lack of full documentation of the tax accounting consequences of the transaction that, if complete, would have allowed the Company to identify the misapplication of the intra period tax allocation rules. As such, the Company determined this to be a deficiency in the design of the control rather than in the operation of the control, and thus no wider implications for our risk assessment processes.

*            *             *

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (408-967-4123).

Very truly yours,

eBay Inc.

By:	/s/ Brian J. Doerger
Name:	Brian J. Doerger
Title:	Vice President, Chief Accounting Officer